UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)   *

Emerald Dairy Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29089G107
(Cusip Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 36 Pages
Exhibit Index Found on Page 35

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS ChinaRock Capital Management Limited [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Chun R. Ding [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 97,897 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 97,897 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,897 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 123,436 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 123,436 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,436 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 21,282 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 21,282 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,282 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 12,769 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 12,769 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,769 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 170,256 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 170,256 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,256 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon FCP, Ltd.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon FCIP, Ltd.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon FCOI II, Ltd.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS William F. Duhamel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Davide Leone [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Douglas M. MacMahon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS William F. Mellin [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Stephen L. Millham
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Jason E. Moment
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Ashish H. Pant
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Thomas F. Steyer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Richard H. Voon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 36 Pages

13G
CUSIP No. 29089G107

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing beneficially own an aggregate of 425,640 Shares, which is 1.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 425,640 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 425,640 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,640 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 36 Pages

This Amendment No. 2 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on May 27, 2008 (together with all prior and current amendments thereto, this “Schedule 13G”).

Preliminary Note:  The Reporting Persons (as defined below) are filing this Schedule 13G with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of Emerald Dairy Inc. (the “Company”).  The Reporting Persons own, in aggregate, (i) 175,640 Shares and (ii) 250,000 three-year warrants issued by the Company, each such warrant currently exercisable for one Share at an exercise price of $2.04 per Share (the “Class A Warrants”).  The Class A Warrants expire on or about October 19, 2010.  The Reporting Persons are filing this Schedule 13G to report their respective beneficial ownership of Shares either directly and/or through the ownership of Class A Warrants. All numbers and percentages contained in this Schedule 13G represent the Reporting Persons’ beneficial ownership of Shares (including Shares owned directly and Shares deemed beneficially owned through the Class A Warrants), unless stated otherwise. All percentages are calculated based on the 32,727,191 Shares outstanding as of October 27, 2009, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed with the Securities and Exchange Commission on November 16, 2009, plus the additional Shares that would be issued if each Reporting Person exercised the Class A Warrants it owns as of the date hereof.  The percentages do not assume the exercise of Class A Warrants held by any other persons or entities.

Item 1.     Issuer

(a)           Name of Issuer:

Emerald Dairy Inc.

(b)           Address of Issuer’s Principal Executive Offices:

11990 Market Street, Suite 205, Reston, Virginia 20190

Item 2.     Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to shares of Common Stock, par value $0.001 per share, of the Company.  The CUSIP number of the Shares is 29089G107.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The ChinaRock Sub-adviser

(i)
ChinaRock Capital Management Limited, a Hong Kong company limited by shares (the “ChinaRock Sub-adviser”), which was a sub-investment adviser to each of the Farallon Funds and the Farallon Trusts with respect

Page 28 of 36 Pages

to the Shares beneficially owned by each of the Farallon Funds (through its ownership of Shares and Class A Warrants) and the Shares held by each of the Farallon Trusts.

The ChinaRock Individual Reporting Person

(ii)
Chun R. Ding, a managing partner and director of the ChinaRock Sub-adviser (the “ChinaRock Individual Reporting Person”), with respect to the Shares beneficially owned by each of the Farallon Funds (through its ownership of Shares and Class A Warrants) and the Shares held by each of the Farallon Trusts.

The Farallon Funds

(iii)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Class A Warrants);

(iv)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Class A Warrants);

(v)
Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Class A Warrants);

(vi)
Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Class A Warrants); and

(vii)
Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Class A Warrants).

FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon Trusts

(viii)	Farallon FCP, Ltd., a Delaware statutory trust (the “FCP Trust”), with respect to the Shares held by it;

(ix)	Farallon FCIP, Ltd., a Delaware statutory trust (the “FCIP Trust”), with respect to the Shares held by it; and

(x)	Farallon FCOI II, Ltd., a Cayman Islands trust (the “FCOI II Trust”), with respect to the Shares held by it.

Page 29 of 36 Pages

The FCP Trust, the FCIP Trust and the FCOI II Trust are together referred to herein as the “Farallon Trusts.”

The Farallon General Partner

(xi)
Farallon Partners, L.L.C., a Delaware limited liability company, which is the general partner of each of the Farallon Funds and a trustee of each of the Farallon Trusts, with respect to the Shares beneficially owned by the Farallon Funds (through ownership of Shares and Class A Warrants) and the Shares held by the Farallon Trusts.

The Farallon Managing Members

(xii)
The following persons, each of whom is, or with respect to Mellin (as defined below) was, a managing member of the Farallon General Partner, with respect to the Shares beneficially owned by the Farallon Funds and the Shares held by the Farallon Trusts: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Davide Leone (“Leone”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”), Richard H. Voon (“Voon”) and Mark C. Wehrly (“Wehrly”).

Duhamel, Fried, Hirsch, Landry, Leone, MacMahon, Mellin, Millham, Moment, Pant, Patel, Spokes, Steyer, Voon and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”  The Farallon Individual Reporting Persons and the ChinaRock Individual Reporting Person are together referred to herein as the “Individual Reporting Persons.”

This Schedule 13G reports that:

(i) Effective as of April 30, 2009, Mellin resigned as a managing member of the Farallon General Partner and, as such, may no longer be deemed a beneficial owner of the Shares deemed beneficially owned by such entity;

(ii) Effective as of October 5, 2009, Leone became a managing member of the Farallon General Partner and, as such, may be deemed a beneficial owner of the Shares deemed beneficially owned by such entity as of such date; and

        (iii) As of September 1, 2009, the Farallon General Partner terminated certain sub-advisory arrangements (the “Sub-advisory Arrangements Termination”) entered into with the ChinaRock Sub-adviser.  As a result of the Sub-advisory Arrangements Termination, (A) the ChinaRock Sub-adviser ceased to be a sub-investment adviser to the Farallon Funds and the Farallon Trusts and, as such, may no longer be deemed a beneficial owner of the Shares beneficially owned or held by such entities and (B) the ChinaRock Individual Reporting Person may no longer be deemed a beneficial owner of the Shares beneficially owned by the Farallon Funds or held by the Farallon Trusts.

Page 30 of 36 Pages

Unless the context otherwise requires, any reference to the “Farallon Individual Reporting Persons,” the “Individual Reporting Persons” or the “Reporting Persons” shall not include Mellin, the ChinaRock Sub-adviser or the ChinaRock Individual Reporting Person, as applicable.

The citizenship of each of the ChinaRock Sub-adviser, the Farallon Funds, the Farallon Trusts and the Farallon General Partner is set forth above.  Each of the Individual Reporting Persons, other than Leone, Pant and Spokes, is a citizen of the United States.  Leone is a citizen of Italy.  Pant is a citizen of India.  Spokes is a citizen of the United Kingdom.  The address of the principal business office of each of the ChinaRock Sub-adviser and the ChinaRock Individual Reporting Person is 2804 One Exchange Square, 8 Connaught Place, Central, Hong Kong, China.  The address of the principal business office of each of the Reporting Persons, other than the ChinaRock Sub-adviser and the ChinaRock Individual Reporting Person, is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.

Item 3.     If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c),  Check Whether the Person Filing Is an Entity Specified
                 in (a) - (k):

 Not Applicable.

Item 4.     Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares and the Class A Warrants in respect of which the Farallon Funds are deemed to beneficially own Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds.  The Shares reported hereby for the Farallon Trusts are owned directly by the Farallon Trusts.  Prior to the Sub-advisory Arrangements Termination, the ChinaRock Sub-adviser, as the sub-investment adviser to the Farallon Funds and the Farallon Trusts, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Farallon Funds (through their ownership of Shares and Class A Warrants) and owned by the Farallon Trusts.  Prior to the Sub-advisory Arrangements Termination, the ChinaRock Individual Reporting Person, as the control person of the ChinaRock Sub-adviser with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Farallon Funds (through their ownership of Shares and Class A Warrants) and owned by the Farallon Trusts.  The Farallon General Partner, as the general partner of the Farallon Funds and a trustee of the Farallon Trusts, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Farallon Funds (through their ownership of Shares and Class A Warrants) and owned by the Farallon Trusts.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares beneficially owned by the Farallon Funds (through their ownership of Shares and Class A Warrants) and owned by the Farallon Trusts.   Each of the ChinaRock Sub-adviser, the Farallon General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Page 31 of 36 Pages

Item 5.     Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [ X ].

 As of April 30, 2009, Mellin may no longer be deemed the beneficial owner of any Shares.

 As of September 1, 2009, each of the ChinaRock Sub-adviser and the ChinaRock Individual Reporting Person may no longer be deemed the beneficial owner of any Shares.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

 Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being
                 Reported on by the Parent Holding Company or Control Person

 Not Applicable.

Item 8.     Identification and Classification of Members of the Group

 The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.     Notice of Dissolution of Group

 Not Applicable.

Item 10.   Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 32 of 36 Pages

SIGNATURES

 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2010

/s/ Monica R. Landry
CHINAROCK CAPITAL MANAGEMENT LIMITED
By Monica R. Landry, Attorney-in-Fact

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf,
as the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
and solely as a Trustee of
FARALLON FCP, LTD.,
FARALLON FCIP, LTD. and
FARALLON FCOI II, LTD.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Chun R. Ding, William F. Duhamel, Richard B. Fried, Daniel J. Hirsch, Davide Leone, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Ashish H. Pant, Andrew J. M. Spokes, Thomas F. Steyer, Richard H. Voon and Mark C. Wehrly

 The Power of Attorney executed by each of ChinaRock Capital Management Limited and Ding authorizing Landry to sign and file this Schedule 13G on its or his behalf, which was filed with Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on September 20, 2007 by such Reporting Persons with respect to the Common Stock of Pantheon China Acquisition Corp., is hereby incorporated by reference.  The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.  The Power of Attorney executed by each of Hirsch and Voon authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 6, 2009 by such Reporting

Page 33 of 36 Pages

Persons with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Leone authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with Amendment No. 18 to the Schedule 13D filed with the Securities and Exchange Commission on October 23, 2009 by such Reporting Person with respect to the Common Stock of CapitalSource Inc., is hereby incorporated by reference.

Page 34 of 36 Pages

EXHIBIT INDEX

EXHIBIT 3	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 35 of 36 Pages

EXHIBIT 3
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 12, 2010

/s/ Monica R. Landry
CHINAROCK CAPITAL MANAGEMENT LIMITED
By Monica R. Landry, Attorney-in-Fact

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf,
as the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
and solely as a Trustee of
FARALLON FCP, LTD.,
FARALLON FCIP, LTD. and
FARALLON FCOI II, LTD.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Chun R. Ding, William F. Duhamel, Richard B. Fried, Daniel J. Hirsch, Davide Leone, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Ashish H. Pant, Andrew J. M. Spokes, Thomas F. Steyer, Richard H. Voon and Mark C. Wehrly

Page 36 of 36 Pages